Exhibit 99.43

Elemental Altus Royalties Announces Expanded Revolving Credit Facilty

Vancouver, British Columbia--(Newsfile Corp. - November 14, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) (“Elemental Altus” or “the Company”) announces the signing of an amendment (the “Amendment”) to its Credit Facility (the “Facility”) exercising the US$10 million accordion feature. Accordingly, the credit approved borrowing limit has been increased to US$50 million. Elemental Altus is pleased to announce Royal Bank of Canada (“RBC”) as a new lender on the facility, joining National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”).

Frederick Bell, CEO of Elemental Altus, commented:

“We are grateful for the support of RBC, whom we are delighted to be joining our existing lenders NBC and CIBC. Throughout 2024, Elemental Altus has made significant progress in deleveraging, thanks to strong cash generation and the ongoing support of our shareholders, increasing our capacity to pursue accretive growth opportunities.”

Credit Facility

The Company has a US$50 million Facility with NBC, CIBC and RBC, of which US$20 million is drawn. Elemental Altus has repaid US$10 million under the Facility in 2024, and plans to continue repaying debt with excess cash, preserving borrowing capacity for non-dilutive royalty acquisitions.

Amounts drawn on the Facility are subject to interest at SOFR plus 2.50% - 3.75% per annum depending on the Company’s leverage ratio, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum. In June 2024, the maturity date of the Facility was extended from December 2025 to June 2027, with the option of future extensions by mutual agreement.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company’s ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus’ actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus’ expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management’s best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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